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January 12, 2022	Keith MacLeod T + 1 617 951 7475 keith.macleod@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:

DoubleLine Funds Trust (Registration Nos. 333-164298 and 811-22378) – Responses to Comments on Preliminary Proxy Statement filed on Schedule 14A for DoubleLine Shiller Enhanced CAPE® and DoubleLine Shiller Enhanced International CAPE®

Dear Ms. Dubey:

I am writing on behalf of DoubleLine Funds Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided on January 10, 2022 concerning the responses we provided on January 7, 2022 (the “January 7 Response Letter”) to the oral comments received from you via telephone on December 28, 2021 on the Trust’s preliminary proxy statement with respect to DoubleLine Shiller Enhanced CAPE® and DoubleLine Shiller Enhanced International CAPE® (together, the “Funds”), which was filed on Schedule 14A with the SEC on December 20, 2021 (the “Preliminary Proxy Statement”).

The following sets forth the Staff’s comments provided on January 10, 2022 and the Funds’ responses thereto. The responses will be reflected, to the extent applicable, in a definitive proxy statement (the “Definitive Proxy Statement”), to be filed on or about January 18, 2022. Capitalized terms not otherwise defined herein have the meanings given in the Preliminary Proxy Statement.

1.

Comment: Section 7.01 of the Declaration of Trust states that each dollar of shares receives one vote. Please revise the disclosure on page 1 and elsewhere that states that each share will receive one vote.

Response: The Definitive Proxy Statement will reflect the following changes:

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Proxy Statement Introduction:

The Board of Trustees of the Trust (the “Board of Trustees” or the “Board”) has fixed the close of business on January 7, 2022 as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting and any adjournment(s) or postponement(s) thereof. Shareholders of ~~the Funds~~each Fund as of the close of business on January 7, 2022 will be entitled to one vote for each ~~Share held~~dollar of net asset value (number of shares owned times net asset value per share) of a Fund owned on any matter on which such Shareholder is entitled to vote, and a fractional ~~vote with respect to~~dollar amount of net asset value shall be entitled to a proportionate fractional ~~Shares~~vote.

Record Date, Quorum and Methods of Tabulation:

~~Each whole share shall~~Shareholders of each Fund as of the close of business on January 7, 2022 will be entitled to one vote ~~as to~~for each dollar of net asset value (number of shares owned times net asset value per share) of a Fund owned on any matter on which ~~it~~such Shareholder is entitled to vote, and each fractional share shall be entitled to a proportionate fractional vote.

2.

Comment: Item 21(b) of Schedule 14A requires disclosure of the treatment and effect of broker non-votes under state law and charter and bylaws. The response to Comment 2 in the January 7 Response Letter states that “pursuant to rules to which the Trust is subject” broker non-votes are not votes cast but are counted for quorum. Please provide us with the basis, e.g., under state law or the Trust’s charter or bylaws, for counting broker non-votes as shares present for the purposes of quorum.

Response: Section 7.03 of the Trust’s Declaration of Trust provides that “the presence in person or by proxy of Shareholders owning Shares representing one-third (1/3rd) or more of the total combined votes of all Shares entitled to vote shall be a quorum for the transaction of business at a Shareholders’ meeting…” Broker non-votes are shares that are present by proxy and entitled to vote at the meeting under the Declaration of Trust and therefore count toward a quorum for the transaction of business at the meeting.

3.

Comment: The Staff remakes Comment 4 in the January 7 Response Letter (“Under ‘Expense Limitation Arrangements’, please confirm supplementally that the Board determined that recoupment by DoubleLine Capital LP (‘DoubleLine Capital’) of expenses waived when it was adviser to the Funds is appropriate.”). Section 15 of the 1940 Act requires board approval of advisory contracts and Schedule 14A Item 22(c)(11)(i) requires disclosure of factors relating to the board’s approval of other amounts to be paid by the fund

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under the advisory contract. In light of these requirements, please confirm to us that the Board determined that recoupment by DoubleLine Capital of expenses waived while it was the primary investment manager of the Funds is appropriate.

Response: DoubleLine Capital confirms that it will not recoup any expenses waived while it was the primary investment manager of DoubleLine Shiller Enhanced International CAPE® unless the Board first determines that such recoupment is appropriate. For DoubleLine Shiller Enhanced CAPE®, there are no amounts to be recouped under the expense limitation arrangement in place with DoubleLine Capital.

*    *    *    *    *    *

We believe that this submission fully responds to your comments. We note that the Trust intends to observe these responses, but that they do not necessarily represent the position or policy of other funds in the DoubleLine Family of Funds or related parties. Please feel free to call me at (617) 951-7475 if you have any questions regarding the foregoing.

Very truly yours,

Keith MacLeod

cc:	Adam D. Rossetti, Esq.

Carolyn Liu-Hartman, Esq.

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.

Angela C. Jaimes, Esq.

Karina Partovi, Esq.